EX-99.(k)(6)(a)

FIRST AMENDMENT TO LIMITED LIABILITY COMPANY AGREEMENT

OF

SENIOR CREDIT FUND, LLC

This First Amendment to Limited Liability Company Agreement (this “Amendment”) is adopted as of October 1, 2014, by Goldman Sachs BDC, Inc. and Regents of the University of California (collectively, the “Members”) as the members of Senior Credit Fund, LLC, a Delaware limited liability company (the “Company”).

W I T N E S S E T H:

WHEREAS, the Company is governed by that certain Limited Liability Company Agreement dated as of July 18, 2014 (as amended, the “Agreement”), adopted by the Members;

WHEREAS, the Members desire to amend certain sections and definitions of the Agreement in accordance with the applicable provisions of the Agreement; and

WHEREAS, this Amendment has received Prior Board Approval and the approval of each Member as required pursuant to the Agreement and;

NOW, THEREFORE, in consideration of the mutual agreements set forth below, and intending to be legally bound, the Members hereby agree as follows:

1. Definitions. All capitalized terms used but not defined herein shall have the respective meanings given thereto in the Agreement.

2. Amendments.

(a) The definition of “Investment” and the definition of “Portfolio Company” in Article 1 of the Agreement is hereby amended by inserting the word “Financing” in front of the word “Subsidiary”.

(b) Section 2.4(a) of the Agreement is hereby amended by inserting the word “Financing” in front of the word “Subsidiaries”.

(c) A new Section 2.8 is hereby inserted into the Agreement immediately after Section 2.7 therein to read as follows:

Section 2.8 Separate Existence. The Company and the Members shall take all reasonable steps necessary to maintain and continue the identity of the Company as a separate legal entity and to make it apparent to third Persons that the Company is an entity with assets and liabilities distinct and separate from those of the Members, any Financing Subsidiary, any Alternative Investment Vehicles, any Affiliate of any thereof (each a “Related Person”) or of any other Person. In that regard, the Company shall not:

(a) engage in any business or activity other than the activities permitted pursuant to Section 2.4 hereof;

(b) acquire, own or sell Investments other than in accordance with this Agreement;

(c) fail to preserve its existence as an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation;

(d) commingle its assets with the assets of any of any Related Person or of any other Person;

(e) fail to pay its debts and liabilities from its assets (including, without limitation, the unfunded Capital Commitments of the Members) as the same shall become due;

(f) fail to maintain its records and books of account, and bank accounts, securities accounts and custodial accounts separate and apart from those of any Related Person or any other Person;

(g) except as permitted or required pursuant to this Agreement, the Administrative Services Agreement, the operative documents evidencing any Facility or any contract entered into by the Company with any Portfolio Company, Alternative Investment Vehicle or Financing Subsidiary, enter into any contract or agreement with any Affiliate, except upon terms and conditions that are commercially reasonable and intrinsically fair and substantially similar to those that would be available on an arm’s-length basis with unrelated third parties;

(h) fail to correct any known misunderstandings regarding the separate identity of the Company, any Related Person or any other Person;

(i) except as permitted by this Agreement, seek its dissolution or winding up;

(j) guarantee, become obligated for, or hold itself out to be responsible for the debt of another Person other than pursuant to any contract entered into by the Company with or for the benefit of any Portfolio Company, Alternative Investment Vehicle or Financing Subsidiary;

(k) fail either to hold itself out to the public as a legal entity separate and distinct from any Related Person or any other Person or to conduct its business solely in its own name in order not (i) to mislead others as to the identity with which such other Person is transacting business, or (ii) to suggest that it is responsible for the debts of any third party (including any of its Related Persons);

(l) fail to maintain adequate capital for the normal obligations reasonably foreseeable in a business of its size and character and in light of its contemplated business operations; provided that in no event shall any Member be required to make a Capital Contribution other than as expressly provided in this Agreement.

(m) except as may be required by the Code and regulations thereunder or other applicable state or local tax law, hold itself out as or be considered as a department or division of any of its Related Persons or permit any of its Related Persons to hold themselves out as or be considered as a department or division of the Company;

(n) fail to maintain separate financial statements, showing its assets and liabilities separate and apart from those of any Related Person or those of any other Person (except, for financial reporting purposes, to the extent consolidated reports including the Company are required by GAAP);

(o) fail to pay its own liabilities and expenses only out of its own funds;

(p) to the extent used in its business, fail to use separate stationery, invoices and checks bearing its own name;

(q) fail to observe applicable Delaware limited liability company formalities with respect to the Company;

(r) fail to file its own separate tax return, or file a consolidated federal income tax return with any other Person, except as may be required by the Code and the regulations thereunder, and/or fail to pay any taxes required to be paid by the Company under applicable law; or

(s) take any action, or conduct its affairs in a manner, that is likely to result in its separate existence being ignored or in its assets and liabilities being substantively consolidated with any other Person in a bankruptcy, reorganization or other insolvency proceeding.

Failure of the Company to comply with any of the foregoing covenants or any other covenants contained in this Agreement shall not affect the status of the Company as a separate legal entity or the limited liability of a Member.

(d) Section 3.1(d) of the Agreement is hereby amended by inserting the phrase “and for purposes of repayments of debt and expenses incurred under any Subscription Facility prior to such suspension” immediately prior to the period at the end of such Section.

(e) Section 6.1(a) of the Agreement is hereby amended by inserting the following sentence at the end of such Section: “In addition, notwithstanding the foregoing or any other provision of this Agreement, with respect to any Investment sold or contributed by either Member to the Company or any Financing Subsidiary thereof, neither such Member nor any Board Member appointed by such Member shall have any right to veto or otherwise block any decision made by the other Members of the Company or Board Members appointed by other Members of the Company to make a claim against (or to defend a claim by) such Member that sold or contributed such Investment with respect to any covenants, representations or warranties in any written agreement or certificate it has entered into for the benefit of the JV in connection with the sale or contribution of any such Investment.”

(f) Section 6.15(a) of the Agreement is hereby amended by:

(i) deleting the phrase in the first through third lines thereof “each Board Member and each Member and its employees, directors, officers, owners, principals, shareholders, members, and partners” and replacing it with the phrase “each Board Member, each officer, representative or agent of the Company, each Member, each investment manager or investment adviser of each Member and their respective employees, directors, officers, owners, principals, shareholders, members, and partners”, and

(ii) deleting the phrase in the eighth through tenth lines thereof “by reason of the fact that such Person, is or was a Board Member, an officer or representative or agent of the Company, a Member or an employee, director officer, owner, principal, shareholder , member of partner of a Member” and replacing it with the phrase “by reason of the fact that such Person is or was a Board Member, an officer, representative or agent of the Company, a Member, an investment manager or investment adviser of a Member or an employee, director, officer, owner, principal, shareholder, member or partner of any thereof”.

3. Conditions Precedent. This Amendment shall become effective upon (i) the delivery to each of the Members of a written notice of the Board evidencing Prior Board Approval with respect to this Amendment and (ii) the execution of this Amendment by each of the Members.

4. Miscellaneous. The provisions of the Agreement set forth in Sections 10.5, 10.8, 10.11, 10.12, 10.13 and 10.20 are hereby incorporated into this Amendment by reference as if set forth herein. The Agreement shall remain in full force and effect in accordance with its terms, as amended by this Amendment.

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IN WITNESS WHEREOF, the Members have caused this Amendment to be executed and delivered as of the date first set forth above.

Goldman Sachs BDC, Inc.

By:
Name:	Jonathan Lamm
Title:	Chief Financial Officer and Treasurer

Regents of the University of California

By:
Name:
Title:

[First Amendment to Limited Liability Company Agreement]

IN WITNESS WHEREOF, the Members have caused this Amendment to be executed and delivered as of the date first set forth above.

Goldman Sachs BDC, Inc.

By:
Name:
Title:

Regents of the University of California

By:
Name:	Robert Yastishak
Title:	Director Treasury Operations

[First Amendment to Limited Liability Company Agreement]